UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Seaspan Corporation

(Name of Issuer)

Common Shares, par value $0.01

(Title of Class of Securities)

Y75638109

(CUSIP Number)

The Kyle R. Washington 1999 Trust II

c/o Christopher Hawks

Copper Lion Inc.

199 East Pearl Ave.

PO Box 2490

Jackson, Wyoming 83001

(307) 733-3351

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 20, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 12 Pages)

1	Name of Reporting Person THE KYLE R. WASHINGTON 1999 TRUST II I.R.S. Identification No. of Above Person (Entities Only) 81-608819
2	Check the appropriate box if a member of a group (a): ☐ (b): ☒
3	SEC use only
4	Source of Funds PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization WYOMING

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 8 Shared Voting Power 1,786,250* 9 Sole Dispositive Power 0 10 Shared Dispositive Power 1,786,250*

11	Aggregate Amount Beneficially Owned by each Reporting Person 1,786,250*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 5%
14	Type of Reporting Person OO

*	See Item 5

(Page 2 of 12 Pages)

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common shares (the “Common Shares”) of Seaspan Corporation, a Marshall Islands company (the “Issuer”). The principal executive offices of the Issuer are located at Unit 2, 7th Floor, Bupa Centre, 141 Connaught Road West, Hong Kong, China. The total number of Common Shares reported as beneficially owned in this Schedule 13D is 1,786,250, which constitutes approximately 5% of the total number of Common Shares outstanding. This number and percentage represents the Class B common subordinated shares (the “Class B Shares”) that are convertible on a one-to-one basis into Common Shares as described in Item 6. The beneficial ownership reported in this Schedule 13D assume that at March 17, 2006, there were 28,861,500 Common Shares outstanding, 7,145,000 Class B Shares outstanding and 100 Class C Shares outstanding.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed by The Kyle R. Washington 1999 Trust II (“Trust”). The Trust is referred to as the “Reporting Person.”

Certain information required by this Item 2 concerning the executive officers and directors of the Reporting Person is set forth on Schedule A, attached hereto, which is incorporated herein by reference.

The address of the principal business office of the Trust is as follows:

The Kyle R. Washington 1999 Trust II

c/o Copper Lion Inc.

199 East Pearl Ave.

PO Box 2490

Jackson, Wyoming 83001

(b) The Trust is an irrevocable trust with Kyle R. Washington as its beneficiary. The trustee is Copper Lion Inc. (the “Trustee”). The Trustee has all voting and investment power. The Trust was settled on March 15, 1999.

(c)-(d) Neither the Reporting Person nor, to the best of the Reporting Person’s knowledge, its respective executive officers or directors listed on Schedule A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e) The Trust is a Wyoming trust.

(Page 3 of 12 Pages)

Item 3. Source and Amount of Funds or Other Consideration.

On March 16, 2006, Dennis R. Washington (“DRW”) agreed to sell to the Trust, and the Trust agreed to acquire, 1,786,250 Class B Shares (the “Acquisition”). On March 16, 2006 (the “Closing”) the Reporting Person acquired 1,786,250 Class B Shares.

The purchase price for the Acquisition was calculated based upon the average of the closing price for the Class A common shares on the New York Stock Exchange for the immediately preceding five trading days. The Reporting Person funded the acquisition for approximately $36.8 million, with the proceeds from a secured promissory note payable to Washington Funding, Inc. (“Washington Funding”). The sole shareholder of Washington Funding is Dennis Washington.

Item 4. Purpose of Transaction.

The Reporting Person entered into the Acquisition for investment purposes. The following describes plans or proposals, including those in connection with the Acquisition, that the Reporting Person may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a)	Pursuant to the Registration Rights Agreement between, inter alia, the Issuer and the Reporting Person, the Issuer grants the Reporting Person, its affiliates and certain of their transferees, the right, under certain circumstances and subject to certain restrictions, including restrictions not to transfer the Class B Shares, except to affiliates and certain pledgees, for a certain period of time (further described in Item 6 below), to require the Issuer to register on a shelf registration statement under the Securities Act of 1933, as amended (the “Securities Act”) and applicable state securities laws, resales of Common Shares and Class B Shares held by them. Shares, when registered under any registration statement, will be available for sale in the open market unless restrictions apply.

(b)	None.

(c)	None.

(d)	None.

(e)	None.

(f)	None.

(g)	None.

(h)	None.

(i)	None.

(Page 4 of 12 Pages)

(j)	Except as described in this Item 4, the Reporting Person does not have, as of the date of this Schedule 13D, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Person may change its plans or proposals in the future. In determining from time to time whether to sell the Common Shares reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Person will take into consideration such factors as it deems relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Person. The Reporting Person reserves the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of its holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer.

(a)-(b)	The Trustee (on behalf of the Trust) is the sole record owner of, and has the sole power to vote and dispose of 1,786,250 Class B Shares, which are convertible into an equal number of Common Shares, representing 25% of the Class B Shares and 5% of the Common Shares.

(c)	Other than in connection with the Acquisition, none.

None.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Amended and Restated Articles of Incorporation

Pursuant to the terms of the Issuer’s Amended and Restated Articles of Incorporation, each of the Class B Shares will convert into a Common Share after the end of the subordination period, which extends until the first day of any quarter after September 30, 2008 that both of the following tests are met:

(1) the Issuer has paid quarterly dividends in an amount at least equal to $0.425 per share on both the Issuer’s Common Shares and Class B Shares for the immediately preceding four-quarter period; and

(2) the cash generated from operations available to pay the dividends during the four-quarter period referred to above equalled on a quarterly basis at least $0.425 per share on all of the Issuer’s outstanding Common Shares and Class B Shares on a fully diluted basis during that period.

(Page 5 of 12 Pages)

Notwithstanding the above, the subordination period will end immediately prior to the occurrence of a change of control as such term is defined in the Issuer’s Amended and Restated Articles of Incorporation.

Class B Shares are not entitled to arrearages.

In general, during the subordination period, the Issuer will pay quarterly dividends on Common Shares and Class B Shares from operating surplus (as defined in the Issuer’s Amended and Restated Articles of Incorporation) in the following manner:

first, 100% to all Common Shares, pro rata, until they receive $0.425 per share;

second, 100% to all Common Shares, pro rata, until they have received any unpaid arrearages in the $0.425 per share dividend for prior quarters;

third, 100% to all Class B Shares, pro rata, until they have received $0.425 per share; and

after that, 100% to all Common Shares and Class B Shares, pro rata, as if they were a single class.

Subscription Agreement

Pursuant to that certain Subscription Agreement, dated as of August 8, 2005, among the Issuer, Dennis R. Washington, The Kevin Lee Washington Trust II, Tiger Container Shipping Company Limited and 0731455 B.C. Ltd. (the “Subscription Agreement”), the Issuer agreed to sell and the parties to the Subscription Agreement agreed to purchase all of the Issuer’s Class B Shares, with the parties agreeing to purchase an aggregate of 3,572,500 of the Issuer’s Class B Shares. Pursuant to the Subscription Agreement, the parties agreed not to transfer, except to affiliates and certain pledgees, any of the Class B Shares until all 23 vessels in the Issuer’s contracted fleet (as described in the Issuer’s Registration Statement on Form F-1) have been delivered. Any subsequent transferee of the Class B Shares must agree to be similarly bound not to transfer such shares.

The Board of Directors has approved the sale and transfer of shares from Dennis R. Washington to the Trust and the Trust has agreed to be bound by the transfer restrictions pursuant to the Subscription Agreement.

Pursuant to the certain promissory note in the principal amount of approximately $36.8 million dated March 16, 2006, between the Trust, as borrower and Washington Funding, as lender, the Class B Shares are pledged to Washington Funding and upon a default by the Trust under the terms of the Note, Washington Funding may exercise its rights and take control of the Class B Shares.

Item 7. Material to be filed as Exhibits.

Exhibit A	—	Amended and Restated Articles of Incorporation (filed as Exhibit 3.1 to the Issuer’s Amendment No. 2 to Form F-1 filed August 4, 2005)

(Page 6 of 12 Pages)

Exhibit B —	Subscription Agreement (filed as Exhibit 10.6 to the Issuer’s Amendment No. 2 to Form F-1 filed August 4, 2005)

Exhibit C —	Registration Rights Agreement, (filed as Exhibit 10.1 to the Issuer’s Amendment No. 2 to Form F-1 filed August 4, 2005).

Exhibit D —	Promissory Note

(Page 7 of 12 Pages)

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date:    March 20, 2006

THE KYLE R. WASHINGTON 1999 TRUST II

By:	COPPER LION INC., TRUSTEE

	By:	/s/ Christopher Hawks
	Name:	Christopher Hawks
	Title:	President

SCHEDULE A

The following corporation is the Trustee of the Trust:

Copper Lion Inc. The following individuals are members of the board of directors of the Trustee:

David Batchelder, Milton Datsopoulos and Terry Payne. Such individuals expressly disclaim beneficial ownership of the Class B Shares. The individuals are citizens and residents of the United States. The business address of such individuals is c/o Copper Lion Inc., 199 East Pearl Ave., PO Box 2490, Jackson, WY 83001.

The following individuals are the executive officers of the Trustee:

Christopher Hawks (President), Lawrence R. Simkins (Vice President), and Deborah M. Brown (Secretary/ Treasurer). Such individuals expressly disclaim beneficial ownership of the Class B Shares. The individuals are citizens and residents of the United States. The business address of such individuals is c/o Copper Lion Inc., 199 East Pearl Ave., PO Box 2490, Jackson, WY 83001.

SCHEDULE A-1

EXHIBIT D

PROMISSORY NOTE

Borrower: II	Kyle R. Washington 1999 Trust	Lender:	Washington Funding, Inc. a Montana Corporation 101 International Way Missoula, MT 59808

Principal Amount: $36,814,612.50                                                Interest Rate: 4.58%

DATE OF NOTE: March 16, 2006

PROMISE TO PAY: Kyle R. Washington 1999 Trust II (“Borrower”) promises to pay to WASHINGTON FUNDING, INC. (“Lender”), in lawful money of the United States of America pursuant to the terms of this Agreement, the principal amount of Thirty-six million eight hundred fourteen thousand six hundred and twelve dollars and 50 cents ($36,814,612.50), together with interest on the unpaid principal balance from March 16, 2006, until paid in full.

PAYMENT: Borrower will pay this loan, in full, on or before December 31, 2007. Such payment shall include all accrued interest, together with the outstanding principal balance. Interest shall be calculated on a 365/365 simple interest basis.

Borrower shall make payments at least equal to all amounts (net of tax) Borrower receives as result of vessel sales to Seaspan Corporation and as a result of dividends being paid by Seaspan Corporation or Seaspan Container Lines Ltd. Such payments shall be made within five (5) business days of the Borrower receiving the funds from Seaspan Corporation or Seaspan Container Lines Ltd. If these sources of capital are not adequate to make the payments required by this Note, Borrower shall make the payments from its other sources of funds. Any payments made will be applied first to accrued unpaid interest, then to principal, and any remaining amount to any unpaid collection costs and late charges.

FAILURE TO MAKE REQUIRED PAYMENT: If Borrower fails to make the payment within 5 days after receiving the funds described in the preceding paragraph, Lender has full power and authority to sell, compromise or assume ownership of the 1,786,250 Seaspan Corporation subordinated shares owned by the Borrower subject to any limitations placed on such shares. In the event that Lender must sell the Seaspan Corporation Shares to be repaid by the Borrower, net proceeds of the sale will go first to the Lender for any interest due under this Note, then to any Principal due under this Note with the remainder, if any, returned to the Borrower. If the failure to make a payment required hereunder occurs during any period time the shares are “locked-up” and can not be sold to the general public and the Borrower has not cured such failure to make a payment by the end of the “lock-up” period, the Lender’s ability to sell, compromise or assume ownership shall continue until the “lock-up” period has expired.

EXHIBIT D-1

PREPAYMENT: Borrower may pay, without penalty, all or a portion of the amount owed earlier than it is due.

DEFAULT: Borrower will be in default if any of the following happens:

(a)	Borrower fails to make any payment when due.

(b)	Borrower breaches any covenants Borrower has made to Lender in this Note, or Borrower fails to comply with or to perform when due any other term, obligation, covenant or condition contained in this Note or in any other agreement Borrower has with Lender.

(c)	Any representation or statement made or furnished to Lender by Borrower is false or misleading in any material respect.

(d)	Borrower becomes insolvent, a receiver is appointed for any part of Borrower’s property, Borrower makes an assignment for the benefit of creditors, or any proceeding is commenced either by Borrower or against Borrower under any bankruptcy or insolvency laws.

LENDER’S SECURITY: Lender shall hold the 1,786,250 subordinated common shares of Seaspan Corporation (subject to all the conditions and limitations placed on such shares) as collateral for the repayment of this Note. Borrower shall execute whatever instruments and documents Lender requires to perfect Lender’s interest in the Seaspan Corporation shares. If the subordinated shares of Seaspan Corporation fall in value to an amount which causes the Lender to request additional security, Borrower will co-operate fully with Lender in providing the additional security as requested.

LENDER’S RIGHTS: Upon default, Lender may declare the entire unpaid principal balance on this Note and all accrued unpaid interest immediately due, without notice and then Borrower will pay that amount. Subject to the limitations placed on such collateral, Lender may dispose of any collateral held as security for the repayment of this Note and apply the proceeds to the amounts owed under this Note. Lender may hire or pay someone else to collect this Note if Borrower does not pay. Borrower will also pay Lender this amount. This includes Lender’s attorney’s fees and Lender’s legal expenses, whether or not there is a lawsuit, including attorney’s fees and legal expenses for bankruptcy proceedings, appeals, and any anticipated post-judgment collection services. Additionally, Borrower will pay any court costs that are permitted under applicable law.

JURISDICTION; VENUE: This Note has been delivered to Lender and accepted by Lender in the state of Montana. If there is a lawsuit, Borrower agrees to submit to the jurisdiction of the courts in Missoula County, the state of Montana. This Note shall be governed by and construed in accordance with the laws of the state of Montana.

GENERAL PROVISIONS:

(a)	In the event Lender chooses to delay or forego enforcing any of its rights or remedies under this Note, it shall be permitted to do so without losing any such rights. Such action or inaction shall not be deemed a waiver of Lender’s rights.

EXHIBIT D-2

(b)	Borrower hereby waives presentment, demand for payment, protest and notice of dishonor.

(c)	The terms of this Note cannot be modified, unless the modifications are made in writing and signed by Borrower and Lender.

(d)	Time shall be of the essence in the payment of all sums due hereunder in the performance of the commitments set forth in this Note and the related agreement.

(e)	A signature transmitted by fax or other electronic means will be enforceable against any party who executes this Agreement and transmits the signature. Any party who transmits a signature by fax or other electronic means will provide the other parties with copies of this Agreement bearing original signatures within five (5) days.

PRIOR TO SIGNING THIS NOTE, BORROWER READ AND UNDERSTOOD ALL THE PROVISIONS OF THIS NOTE, INCLUDING THE VARIABLE INTEREST RATE PROVISIONS. BORROWER AGREES TO THE TERMS OF THE NOTE AND ACKNOWLEDGES RECEIPT OF A COMPLETED COPY OF THE NOTE.

BORROWER:	LENDER:

/s/ Christopher Hawks	/s/ Earl McCall

Christopher Hawks, President	WASHINGTON FUNDING, INC.
Copper Lion, Inc.	By:	Earl McCall
Trustee, Kyle Roy Washington 1999 Trust II	Its:	President

EXHIBIT D-3